Exhibit 99.2

newcleo plc
Company number: 13274878
Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Unaudited)

		For the six months ended June 30,		For the six months ended June 30, 2026
	Notes	2026	2025
		(in thousands of euros unless otherwise stated)		Convenience translation into US dollars*
Revenue from Products and Services (2026: €788; 2025: nil from related party)	3	19,429	13,347	22,149
Cost of sales		(13,299)	(9,193)	(15,161)
Gross profit		6,130	4,154	6,988
Other income		6,554	4,763	7,472
Research and development expenses		(34,629)	(35,450)	(39,477)
Selling, General and Administrative expenses (2026: €170; 2025: €168 from related party)	4	(59,170)	(48,932)	(67,454)
Operating loss		(81,115)	(75,465)	(92,471)
Loss on disposal of assets		(9)	(3)	(10)
Finance income		353	1,581	402
Finance costs		(1,448)	(991)	(1,650)
Share of loss of associates		(83)	—	(95)
Loss before income tax		(82,302)	(74,878)	(93,824)
Income tax benefit	5	321	585	366
Net loss		(81,981)	(74,293)	(93,458)
Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Currency translation differences		198	(144)	226
Other comprehensive income (loss), net of tax		198	(144)	226
Total comprehensive loss		(81,783)	(74,437)	(93,232)
Net loss attributable to:
Owners of newcleo plc		(81,981)	(74,293)	(93,458)
Non-controlling interest		—	—	—
Total comprehensive loss attributable to:
Owners of newcleo plc		(81,783)	(74,437)	(93,232)
Non-controlling interest		—	—	—
Net loss per share for loss attributable to the ordinary equity holders:
Basic and diluted loss per share		(0.16)	(0.16)	(0.18)

*	Convenience translation into US dollars in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14).
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Financial Position (Unaudited)

	Notes	June 30, 2026	December 31, 2025	June 30, 2026
		(in thousands of euros unless otherwise stated)		Convenience translation into US dollars*
ASSETS
NON-CURRENT ASSETS
Goodwill		37,281	37,281	42,500
Intangible assets, net		42,760	43,054	48,746
Property, plant and equipment, net	6	115,999	93,436	132,239
Right-of-use asset (2026: €416; 2025: €586 from related party)		17,665	18,521	20,138
Investments		76	75	87
Investments in associates		31,553	31,635	35,970
Other long-term receivables		34,871	35,207	39,753
Deferred tax assets	5	3,059	2,176	3,487
TOTAL NON-CURRENT ASSETS		283,264	261,385	322,920
CURRENT ASSETS
Inventories		4,843	5,057	5,521
Short-term investments		2,335	2,291	2,662
Trade receivable, contract and other assets, net (2026: €2,700; 2025: €1,200 from related party)	8	77,768	62,314	88,656
Cash and cash equivalents		66,540	105,270	75,856
TOTAL CURRENT ASSETS		151,486	174,932	172,695
TOTAL ASSETS		434,750	436,317	495,615
NON-CURRENT LIABILITIES
Provisions		4,094	4,170	4,667
Other liabilities		8,932	9,305	10,182
Lease liabilities (2026: €63; 2025: €252 from related party)		14,667	15,537	16,720
Borrowings	10	15,929	16,306	18,159
Deferred tax liabilities	5	4,430	4,244	5,050
TOTAL NON-CURRENT LIABILITIES		48,052	49,562	54,778
CURRENT LIABILITIES
Provisions		378	186	431
Trade and other payables	9	60,055	83,808	68,463
Lease liabilities (2026: €374; 2025: €369 from related party)		3,545	3,250	4,041
Borrowings	10	2,497	2,583	2,847
TOTAL CURRENT LIABILITIES		66,475	89,827	75,782
TOTAL LIABILITIES		114,527	139,389	130,560
EQUITY
Share capital	7	5,046	4,739	5,752
Share premium	7	23,378	562,904	26,652
Other reserves		57,067	51,383	65,057
Retained earnings (accumulated deficits)	7	234,695	(324,123)	267,552
Equity attributable to owners of newcleo plc		320,186	294,903	365,013
Non-controlling interests		37	2,025	42
TOTAL EQUITY		320,223	296,928	365,055
TOTAL EQUITY AND LIABILITIES		434,750	436,317	495,615

*	Convenience translation into US dollars in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14).
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in thousands of euros)	Notes	Share capital	Share premium	Other reserves	Retained earnings (accumulated deficits)	Attributable to owners of newcleo plc	Non- controlling interests	Total equity
Balance at December 31, 2025		4,739	562,904	51,383	(324,123)	294,903	2,025	296,928
Net loss		—	—	—	(81,981)	(81,981)	—	(81,981)
Other comprehensive income		—	—	198	—	198	—	198
Total comprehensive loss		—	—	198	(81,981)	(81,783)	—	(81,783)
Transactions with owners in their capacity as owners:
Equity-settled share-based payments	4	—	—	21,010	—	21,010	—	21,010
Issue of share capital	7	246	83,834	—	—	84,080	—	84,080
Transfer of equity instruments issued in connection with the acquisition of Next-N Investment	7	61	17,439	(17,500)	—	—	—	—
NCI derecognized in connection with investment in Next-N	7	—	—	1,988	—	1,988	(1,988)	—
Share premium reduction	7	—	(640,799)	—	640,799	—	—	—
Other movements		—	—	(12)	—	(12)	—	(12)
Total transactions with owners		307	(539,526)	5,486	640,799	107,066	(1,988)	105,078
Balance at June 30, 2026		5,046	23,378	57,067	234,695	320,186	37	320,223

(in thousands of euros)	Notes	Share capital	Share premium	Other reserves	Accumulated deficits	Attributable to owners of newcleo plc	Non- controlling interests	Total equity
Balance at December 31, 2024		4,620	530,911	11,473	(185,782)	361,222	21	361,243
Net loss		—	—	—	(74,293)	(74,293)	—	(74,293)
Other comprehensive loss		—	—	(144)	—	(144)	—	(144)
Total comprehensive loss		—	—	(144)	(74,293)	(74,437)	—	(74,437)
Transactions with owners in their capacity as owners:		—	—	—	—	—	—	—
Equity-settled share-based payments	4	—	—	4,975	—	4,975	—	4,975
Capital increase in newcleo SA subscribed by non-controlling shareholders	7	—	—	32,106	—	32,106	—	32,106
Non-controlling interests recognized on the newcleo SA capital increase	7	—	—	(7,440)	—	(7,440)	7,440	—
Other movements		—	—	3	—	3	—	3
Total transactions with owners		—	—	29,644	—	29,644	7,440	37,084
Balance at June 30, 2025		4,620	530,911	40,973	(260,075)	316,429	7,461	323,890

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(in thousands of US dollars)	Notes	Share capital	Share premium	Other reserves	Retained earnings (accumulated deficits)	Attributable to owners of newcleo plc	Non- controlling interests	Total equity
	Convenience translation into US dollars*
Balance at December 31, 2025		5,402	641,711	58,577	(369,500)	336,190	2,309	338,499
Net loss		—	—	—	(93,458)	(93,458)	—	(93,458)
Other comprehensive income		—	—	226	—	226	—	226
Total comprehensive loss		—	—	226	(93,458)	(93,232)	—	(93,232)
Transactions with owners in their capacity as owners:		—	—	—	—	—	—	—
Equity-settled share-based payments	4	—	—	23,951	—	23,951	—	23,951
Issue of share capital	7	280	95,571	—	—	95,851	—	95,851
Transfer of equity instruments issued in connection with the acquisition of Next-N Investment	7	70	19,880	(19,950)	—	—	—	—
NCI derecognized in connection with investment in Next-N	7	—	—	2,267	—	2,267	(2,267)	—
Share premium reduction	7	—	(730,510)	—	730,510	—	—	—
Other movements		—	—	(14)	—	(14)	—	(14)
Total transactions with owners		350	(615,059)	6,254	730,510	122,055	(2,267)	119,788
Balance at June 30, 2026		5,752	26,652	65,057	267,552	365,013	42	365,055

*	Convenience translation into US dollars in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Cash Flow Statement (Unaudited)

		For the six months ended June 30		For the six months ended June 30 2026
	Notes	2026	2025
		(in thousands of euros)		Convenience translation into US$*
Cash flows from operating activities
Net loss		(81,981)	(74,293)	(93,458)
Adjustments to reconcile net loss to net cash flows:
Loss from associates		83	—	95
Finance income		(30)	(1,476)	(34)
Finance costs		1,131	830	1,289
Income tax benefit	5	(321)	(585)	(366)
Depreciation of property, plant and equipment and right-of-use assets, amortization intangible assets and provisions	6	8,286	7,397	9,446
Share-based payment expense		21,010	4,975	23,951
Loss on disposals		9	4	10
Other revenues and expenses without effect on cash flow		3	5	3
Changes in working capital:
Decrease in inventory		214	94	244
(Increase) in trade receivables, contract and other assets		(15,217)	(6,781)	(17,347)
Increase (decrease) in trade and other payables		13,077	(2,428)	14,908
Income taxes received		49	25	56
Net cash flows used in operating activities		(53,687)	(72,233)	(61,203)
Cash flows from investing activities
Acquisition of intangible assets		(1,642)	(458)	(1,872)
Purchase of property, plant and equipment		(25,328)	(18,542)	(28,874)
Proceeds from maturities of short-term investments		—	997	—
Purchase of short-term investments		(41)	(160)	(47)
Interest received from short-term investments		30	1,477	34
Decrease (increase) in loans and deposits made		4	(2)	5
Proceeds from sale of tangible and intangible assets		10	5	12
Net cash flows used in investing activities		(26,967)	(16,683)	(30,742)
Cash flows from financing activities
Proceeds from issues of shares		45,121	—	51,438
Proceeds from issue of shares to non-controlling shareholders		—	31,637	—
Repayments of borrowings and lease liabilities (2026: €198; 2025: €464 from related party)		(2,129)	(2,535)	(2,427)
Interest expenses including interest on lease		(1,131)	(800)	(1,289)
Net cash flows from financing activities		41,861	28,302	47,722
Net decrease in cash and cash equivalents		(38,793)	(60,614)	(44,223)
Cash and cash equivalents at the beginning of the period		105,270	192,714	120,008
Effect of foreign exchange rate changes		63	(204)	71
Cash and cash equivalents at the end of the period		66,540	131,896	75,856

*	Convenience translation into US$ in thousands (exchange rate as at June 30, 2026: EUR 1 = US$ 1.14)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Note 1 — General Information
newcleo plc (“newcleo” or the “Company”) is a private company incorporated in the United Kingdom on March 18, 2021 under the Companies Act 2006 and is headquartered in London. The address of the Company’s registered office is 55 South Audley Street, London, W1K 2QH. On September 2, 2026, the Company was re-registered under the Companies Act 2006 as a Public Company under the name of newcleo plc.
newcleo and its subsidiaries (collectively, the “Group”) is a nuclear technology company developing Generation-IV lead-cooled fast reactors, a class of small modular reactor that uses liquid lead as a coolant. The Group’s reactor designs are intended to operate using mixed-oxide (“MOX”) fuel derived by recycled nuclear materials, supporting a closed-fuel-cycle approach. The Group is working towards generating safe, clean, economic, and practically inexhaustible energy for the world, through a radically innovative combination of existing, accessible technologies.
As of June 30, 2026, newcleo’s principal subsidiaries are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. Unless denoted with an (*), all entities listed are subsidiaries.

		Ownership interest held by the Group		Ownership interest held by non-controlling interests
Name of entity	Place of business/country of incorporation	2026	2025	2026	2025	Principal activities
newcleo Spa	Italy	100%	97.61%	0%	2.39%	Nuclear
newcleo Generation (UK) Ltd	United Kingdom	100%	97.61%	0%	2.39%	Nuclear
newcleo SA	France	100%	97.61%	0%	2.39%	Nuclear
newcleo Operations	France	100%	97.61%	0%	2.39%	Nuclear
newcleo SA	Switzerland	100%	97.61%	0%	2.39%	Nuclear
newcleo Americas LLC	USA	100%	97.61%	0%	2.39%	Nuclear
newcleo Real Estate Srl	Italy	100%	97.61%	0%	2.39%	Nuclear
Fucina Italia Srl (“Fucina”)	Italy	100%	97.61%	0%	2.39%	Nuclear
Servizi Ricerche e Sviluppo Srl (“SRS”)	Italy	100%	97.61%	0%	2.39%	Nuclear
Proil Srl	Italy	72%	70.28%	28%	29.72%	Nuclear
CCR Internazionale Scrl	Italy	90%	87.85%	10%	12.15%	Nuclear
Consorzio SRS Scrl	Italy	65%	63.45%	35%	36.55%	Nuclear
newcleo Fuel Innovations	France	100%	97.61%	0%	2.39%	Nuclear
newcleo Lead Fast Reactors Innovations	France	100%	97.61%	0%	2.39%	Nuclear
NewCleo 1	France	100%	97.61%	—	—	Nuclear
Newvys a.s.**	Slovakia	49%	—	—	—	Nuclear
Next-N S.p.A.*	Italy	40%	—	—	—	Nuclear
Pompes Rütschi SAS	France	100%	97.61%	0%	2.39%	Nuclear
Rütschi Fluid AG	Switzerland	100%	97.61%	0%	2.39%	Nuclear
newcleo SRO	Slovakia	100%	97.61%	0%	2.39%	Nuclear
newcleo SRL	Belgium	100%	—	0%	—	Nuclear

**	Joint-venture accounted for under equity method of accounting
*	Associate accounted for under equity method of accounting

Note 2 — Summary of Material Accounting Policies
2.1 Basis of Preparation
These condensed consolidated interim financial statements have been prepared in accordance and are compliant with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2025 (‘last annual financial statements’). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group’s financial position and performance since the last annual financial statements.
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Group’s last annual financial statements.
The condensed consolidated interim financial statements are presented in Euros, and all values are rounded to the nearest thousand (€’000), except when otherwise indicated.
These interim financial statements were authorized for issue by the Board of Directors on October 5, 2026. Subsequent events have been evaluated through this date.
The interim results for the six months ended 30 June 2026 are not necessarily indicative of the results that may be expected for the year ending 31 December 2026.
2.2 Going Concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, on the assumption that the Group will have access to sufficient financial resources to continue to trade for the foreseeable future, being at least 12 months from the reporting date.
As of June 30, 2026, the Group had cash and cash equivalents of €66.5 million. For the six months ended June 30, 2026, the Company used approximately €53.7 million in cash for operating activities. Historically, the Group has incurred recurring net losses from operations and negative cash flows from operating activities.
The Group's ability to continue its operations is dependent on its ability to obtain additional financing or to achieve profitable operations in the future. The Group expects that additional capital will be required during the next twelve months and beyond to fund ongoing operations and planned development activities. There can be no assurance that such financing will be available on acceptable terms, or at all, or that the Group will be able to generate sufficient positive cash flows from operations in the near term.
On September 21, 2026, the Company completed its Business Combination and listed on Nasdaq, raising gross proceeds of approximately $247 million (approximately €215 million), including the PIPE Financing. As a result, the Group’s preliminary, unaudited cash and cash equivalents amounted to approximately €233 million as of September 30, 2026, compared to net cash flows used in operating activities of €53.7 million for the six months ended June 30, 2026.
Based on these resources and its cash flow forecasts, management has concluded that the Group has sufficient financial resources to meet its obligations for at least twelve months from the date of authorization of these condensed consolidated interim financial statements. Accordingly, the previously identified material uncertainty related to going concern no longer exists, and these condensed consolidated interim financial statements have been prepared on a going concern basis.

2.3 Basis of Consolidation
Subsidiaries are all entities over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are deconsolidated from the date when control ceases.
Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
2.4 New Standards and Amendments to Existing Standards
Recently Adopted Standards and Amendments to Existing Standards
In the current year, the Group adopted the below standards and amendments to existing standards that are effective for an accounting period that begins on or after January 1, 2026.
•	Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments
•	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7: Annual Improvements Volume 11
•	Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity
The adoption of these new standards did not have material impact on the consolidated financial statements.
Standards and Amendments to Existing Standards Not Yet Adopted
New standards and amendments to existing standards that have been issued but not yet effective and not been early adopted by the Group are as follows:

Standard	IASB effective date
Amendments to IAS 21: Hyperinflationary presentation currency	January 1, 2027
IFRS 18: Presentation and Disclosure in Financial Statements (“IFRS 18”)	January 1, 2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027

IFRS 18 is a new standard that will provide new presentation and disclosure requirements, replacing IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces changes to the structure of the income statement, provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements, and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted; retrospective application is required. The Group is currently assessing the impact of this amendment on its consolidated financial statements.
The Group does not expect that the adoption of the other standards and amendments to existing standards listed above will have a material impact on the consolidated financial statements.
2.5 Seasonality
The Group’s operations are not subject to significant seasonal or cyclical variations. Revenue is significantly driven by long-term contracts and generally consistent throughout the financial year. However, revenue recognized in any given interim period may vary depending on the timing of contract execution, milestone achievements or delivery schedules.
2.6 Goodwill
Goodwill is initially recognized and measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree (if any), and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.
Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGUs”) or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The CGUs or groups of CGUs are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. If the recoverable amount, determined by the higher of its value in use (discounted cash flow) or fair value less cost of disposal of the CGU is less than the carrying amount of the CGU, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss recognized for goodwill is not reversed in a subsequent period.
The value in use of each CGU is determined using a discounted cash flow analysis; the estimation of the recoverable value requires significant judgement and involves the use of assumptions and estimates, including future cash flows, discount rates and growth rates. The estimation of the recoverable value is inherently uncertain and may be affected by changes in economic and market conditions, as well as changes in the Group’s business operations.
CGUs were not tested for impairment because there were no impairment indicators at 30 June 2026. The annual test for impairment of goodwill will be conducted in a subsequent reporting period in 2026.
2.7 Income tax
Deferred tax assets have been recognized in prior periods on the temporary difference arising from the elimination of unrealized intra-group margin included in the cost of internally-produced property, plant and equipment, to the extent that it was considered probable that future taxable profits would be available against which the temporary difference could be utilized.
2.8 Convenience Translation
The Group's presentation currency is the euro. Solely for the convenience of the reader, certain euro amounts as at 30 June 2026 and for the six-month period then ended have also been presented in US dollars, translated at the rounded European Central Bank reference rate at 30 June 2026 of EUR 1 = US$ 1.14. All amounts, including statement of profit or loss, statement of changes in equity and cash flow amounts, have been translated at that single closing rate; no average rates have been used. The convenience translation is presented for the primary statements only and is not presented for the amounts disclosed in the notes. This supplementary information does not comply with IFRS Accounting Standards and should not be construed as a representation that the euro amounts represent, or have been, or could be, converted into US dollars at that or any other rate.
Note 3 — Revenue from Products and Services
The Group derives its revenue from contracts with customers for the transfer of goods and services in the following major product lines and geographical regions.
Disaggregation of revenue

(in thousands of euros)	For the six-months ended June 30,
	2026	2025
External revenue by type:
Manufacturing and installation of equipment and spare parts	14,296	10,992
Consultancy services	5,133	2,355
Total revenue	19,429	13,347
External revenue by country of sale:
Italy	7,814	3,044
France	7,298	7,512
Switzerland	3,529	2,791
Slovakia	788	—
Total revenue	19,429	13,347

(in thousands of euros)	For the six-months ended June 30,
	2026	2025
External revenue by customer location:
Europe	14,841	9,424
America	2,436	2,206
Asia	2,067	1,625
Africa	59	—
Middle East	26	92
Total revenue	19,429	13,347
External revenue by timing of revenue:
Goods transferred over time	8,865	5,680
Consultancy services transferred over time	5,133	2,355
Goods transferred point in time	5,431	5,312
Total revenue	19,429	13,347

Note 4 — Operating Expenses
Selling, general and administrative expenses
Selling, general and administrative expenses increased significantly by €10.2 million, from €48.9 million for the six months ended June 30, 2025 to €59.2 million for the six months ended June 30, 2026. The increase is mainly attributable to share-based payment expense and transaction costs related to the business combination with NewHold.
The increase in share-based-payments expense in 2026 is mainly driven by the December 2025 awards granted to all employees as a year-end performance bonus, with the expense recognized over the four-year vesting period using the graded vesting method.
No material grants were awarded during the six months ended June 30, 2026.

	For the six monthsended June 30,
(in thousands of euros)	2026	2025
Share-based payments recorded in:
Selling, general and administrative expenses	13,213	3,060
Research and development expenses	7,797	1,915
Total share-based payments expense	21,010	4,975

Legal and professional fees increased by €4.8 million for the six months ended June 30 compared to the same period in 2025, with the increase mainly attributable to fees for lawyers and consultants in connection with the business combination. Other staff costs increased by €2.3 million for the six months ended June 30 compared to the same periods in 2025, primarily related to transaction incentives payable upon completion of the business combination
These increases were partially offset by a decrease in wages and salaries and external services, mainly attributable to the decision to reduce activities in the UK.
Research and development expenses
Research and development expenses remained stable, reflecting improved R&D expense management, notably through the internalization of certain R&D activities.
Cost of sales
Cost of sales increased in line with revenue.
Other than the items described above, there were no significant changes in operating expenses.

Note 5 — Income taxes
Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2026 is 0.39%, compared to 0.78% for the six months ended June 30, 2025. The effective tax rate is significantly lower than the main rate of UK corporation tax of 25%, primarily due to deferred tax assets arising from tax losses. These have not been recognized as it is not probable that sufficient taxable profits will be available against which they can be utilized. As a result, no tax benefit is recognized on these losses, which reduces the effective tax rate.
During the six-month ended June 30, 2026, the Group reassessed the recoverability of the deferred tax asset. There is no significant movement in the deferred tax asset balance from €2.2 million last December 31, 2025 to €3.0 million this quarter.
Although the underlying temporary difference increased to €7.8 million for this quarter, the Group concluded, based on its updated taxable profit forecasts covering the Group's business plan period, that it is not probable that sufficient future taxable profits will be available to support recognition beyond the amount of €2.2 million, recognised as part of the €3.0 million recorded deferred tax asset, which has been retained from the last assessment in 31 March 2026. Accordingly, no deferred tax asset has been recognised on deductible temporary differences of €2.2 million for the second quarter. This is a change in accounting estimate under IAS 8, accounted for prospectively; previously recognised amounts are unaffected.
Note 6 — Property, plant and equipment
Property, plant and equipment increased by €22.6 million, from €93.4 million as at December 31, 2025 to €116.0 million as at June 30, 2026. This increase was mainly driven by additions of €7.1 million in machinery and equipment and €19.1 million in construction work in progress.
The additions primarily relate to the construction of the PRECURSOR experimental facility at Brasimone and investments in the Material Laboratory, newcleo's in-house infrastructure that enables the development of the advanced materials and chemistry management solutions needed for LFR technology, reducing technological risk and supporting nuclear qualification.
These additions were partially offset by the depreciation charge of €4.3 million for the period.
The total amount of capital commitments as of June 30, 2026 is €14.5 million (December 31, 2025: €26.5 million), primarily relating to the construction of the precursor experimental facility at Brasimone.
Note 7 — Share Capital
As of June 30, 2026, the share capital of newcleo plc consists of 504,560,981 shares (473,910,109 as of December 31, 2025) at a nominal value of Euro 0.01.
In June 2025, newcleo SA completed an equity financing through the issuance of redeemable bonds, raising aggregate gross proceeds of approximately €32.1 million. The redeemable bonds were non-interest bearing and were converted into ordinary shares in newcleo SA on June 30, 2025 in accordance with the terms of the redeemable bonds agreement. Subsequently, in December 2025, shares in newcleo SA were transferred to newcleo plc., by way of a contribution in kind. As a result, newcleo plc. issued 11,265,422 shares for a total value of €32.1 million to the related investors and received additional shares in newcleo SA.
In October 2025, newcleo SA initiated a capital raise (the “October Capital Raise”) with new and existing investors for the subscription of bonds redeemable into newcleo SA ordinary shares (the “October Capital Raise”). As of December 31, 2025, newcleo SA received €38.6 million in proceeds related to the October Capital Raise but had not yet issued any bonds in connection with the October Capital Raise. newcleo recognized the proceeds of €38.6 million as a deferred redeemable bond obligation within trade and other payables on newcleo’s historical consolidated balance sheet as of December 31, 2025.
In January 2026, newcleo, newcleo SA and the investors associated with the October Capital Raise entered into an amendment pursuant to which (i) newcleo SA and the investors agreed that the agreement to issue redeemable bonds under the October Capital Raise shall terminate, and (ii) newcleo Ordinary Shares would be issued to the investors in lieu of newcleo SA redeemable bonds (the “SA Capital Raise Amendment”). Upon the execution of the SA Capital Raise Amendment, no redeemable bonds were issued in connection with the October Capital Raise. In January 2026, newcleo raised an additional €18.8 million under the October Capital Raise. On January 30, 2026, newcleo completed the October Capital Raise, raising aggregate proceeds of €57.4 million at a purchase price of €3.40 per newcleo Ordinary Share and issuing 16,880,136 newcleo Ordinary Shares.
In January 2026, newcleo plc and newcleo SA entered into an amended contribution agreement with NextChem whereby the parties agreed to exchange the issuance of 6,140,351 ordinary shares in newcleo SA with 6,140,351 newcleo plc. ordinary shares. The value of the consideration shares was set at €2.85 per share, corresponding to their fair market value and to the subscription price of the shares issued by the Company in 2025, resulting in a total contribution of €17.5 million. Concurrently, the underlying ordinary shares in newcleo SA to be issued upon the achievement of the contingent consideration earnout events were replaced with 18,421,053 warrants to subscribe for 18,421,053 newcleo plc. ordinary shares on substantially the same terms and conditions. In connection with this exchange, NextChem has become an investor in newcleo plc. The share transfer was accounted for as a capital transaction and therefore, the previously recognized noncontrolling interest of €2.0 million was derecognized at its carrying value.
In April 2026, newcleo entered into subscription agreements with various investors pursuant to which the investors subscribed for 7,306,808 newcleo Ordinary Shares at a purchase price of €3.60 per share, for an aggregate cash consideration of €26.3 million (the "Pre-PIPE Financing"). Of this amount, €24.0 million was collected during the three months ended March 31, 2026 and the remaining € 2.3 million was collected early April 2026. Pending the issuance of the corresponding Ordinary Shares, the €24.0 million collected as of March 31, 2026 was recorded within trade and other payables on the Company's consolidated balance sheet as of that date. As of June 30, 2026, all shares had been issued and were recognized in share capital and share premium.
On June 29, 2026, newcleo plc's share premium account, an undistributable reserve, was reduced by €640,798,683 by shareholder resolution supported by a directors' solvency statement, creating distributable reserves. The reduction was undertaken as a step in the Company's planned re-registration as a public limited company. No dividend has been declared or paid as a result.
Note 8 — Trade receivable, contract and other assets

	As of June 30,	As of December 31,
(in thousands of euros)	2026	2025
Current
Trade receivables	10,946	9,559
Contract assets	24,277	20,938
Loss allowance	(661)	(409)
Trade receivables and contract assets, net	34,562	30,088
Grants receivable	7,319	—
Prepayments	8,222	6,852
Advances	3,910	4,567
Accrued income	163	1,459
Other taxes	20,582	17,350
R&D tax credit	2,733	1,779
Other receivables	277	219
Total trade receivable, contract and other assets	77,768	62,314

Trade receivables, contract and other assets, as detailed above, changed significantly from December 31, 2025, mainly due to the reclassification of grants receivable from other non-current assets to trade receivables, contract and other assets, in line with the expected timing of collection of the grants from the granting authority. Within other non-current receivables, this decrease was mostly offset by an increase in income tax receivables, the ENEA advance and other receivables, reflecting normal activity and timing of collection, with no significant change compared to year-end.

Note 9 — Trade and other payables

	As of June 30,	As of December 31,
(in thousands of euros)	2026	2025
Current
Trade payables	15,749	15,860
Social security and other taxes	2,331	5,487
Accrued expenses	8,415	6,655
Payroll liabilities	14,076	9,990
Contract liabilities	17,716	5,026
Deferred redeemable bond obligation (Note 7)	—	38,577
Other payables	1,768	2,213
Total Trade and other payables	60,055	83,808

Note 10 — Borrowings
Except for interest charges and scheduled repayments of existing loans, bank loans remained unchanged during the period. The Company confirms that no new borrowings were entered into during the period, that there were no defaults on any loan obligations, and that all applicable financial covenants were complied with as at the reporting date.
Note 11 — Segment Information
The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews consolidated results to assess performance, make decisions and allocate operating and capital resources of the Company as a whole, therefore there is only one reportable segment. The CODM does not distinguish its principal business activities for the purpose of internal reporting and uses the Company’s consolidated cash balance to allocate resources.
Major Customers
For the periods ended June 30, 2026 and 2025 revenue from the top 3 major customers including those contributing over 10% of the Group’s total external revenue is as follows:

	For the six months ended June 30,
(In thousands of euros)	2026	2025
Customer A	3,395	—
Customer B	3,213	2,912
Customer C	1,700	2,085
Customer D	—	645

The composition of the Group's top three customers changed during the period, following the signature by SRS of significant contracts with a new customer in early 2026.
Note 12 — Events After the Reporting Period
On May 26, 2026, newcleo ltd entered into a Business Combination Agreement with NewHold Investment Corp III to become a publicly listed company on Nasdaq. NewHold and newcleo entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, in aggregate, 22,000,000 newcleo Ordinary Shares for a purchase price of €8.52 or $10.00 per share for an aggregate commitment amount of €187.5 million, or $220.0 million, before approximately €9.6 million in transaction costs to be incurred related to the PIPE Financing. The PIPE Subscription Agreements was subject to certain conditions, including, among other things, the closing of the Business Combination. On September 21, 2026, the Company completed its Business Combination with NewHold Investment Corp III and listed on Nasdaq, raising gross proceeds of approximately $247 million (approximately €215 million), including the PIPE Financing. The net proceeds from this operation are intended to be used for general corporate purposes of the combined company following the Business Combination. As of the date of authorization for issuance of these financial statements, the Business Combination had not yet been completed.

On June 30, 2026, the Group signed a conditional agreement to acquire 100% of Bonifait Pesage SAS for an aggregate equity value of €1.8 million (55% in cash by newcleo SA, 45% by share-for-share contribution to newcleo ltd), with completion expected no later than November 30, 2026.
In July 2026, the Company opened a window for exercising vested options. Consequently, the number of shares increased by 941,354.
In July 2026, newcleo ltd. completed a capital raise with both new and existing investors, issuing 3,994,146 ordinary shares of newcleo ltd. at a subscription price of €4.10 per share, for total gross proceeds of €16.4 million (€16.2 million in cash).
Contingent liabilities and commitments existing at 31 December 2025 are disclosed in the Group's consolidated financial statements for the year ended 31 December 2025. There have been no material changes to the Group's contingent liabilities or commitments apart from what is disclosed in Note 6.